

Mail Stop 4631

August 27, 2009

Mr. Donald Allan Jr.
Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

> RE: **Form 10-K for the fiscal year ended January 3, 2009**
> **Forms 10-Q for the periods ended April 4, 2009 and July 4, 2009**
> **File No. 1-5224**

Dear Mr. Allan:

We have reviewed your response letter dated August 7, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED JULY 4, 2009

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

2009 Outlook, page 25

1. You disclose that projections indicate full year sales unit volume declines are likely to be between 18-20%, steeper than the 13-15% previously expected. In light of this, please tell us if you performed an interim goodwill impairment analysis as of July 4, 2009. If you did not perform an interim goodwill impairment analysis, please tell us how you considered paragraph 28 of SFAS 142 in determining that the analysis was not necessary.

Other Matters, page 32

2. We note your disclosure that there have been no significant changes in your critical accounting estimates during the second quarter of 2009. Given the significant expanded disclosures you have proposed to make to your critical accounting policy regarding goodwill and intangible assets, we believe you should include this disclosure in your next Form 10-Q rather than wait until you file your Form 10-K. As such, please confirm that you will disclose your enhanced critical accounting policy for goodwill and intangible assets in your next Form 10-Q.

Item 4 – Controls and Procedures, page 33

3. We note that you define disclosure controls and procedures as those controls and procedures "that are effective in timely alerting [you] to material information relating to the Company (including its consolidated subsidiaries) required to be included in its periodic Securities and Exchange Commission filings." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). As we previously noted in our May 27, 2009 comment letter regarding the disclosure contained in your January 3, 2009 Form 10-K, please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. This revision should be included in your future annual and interim filings.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                              Sincerely,

                              Rufus Decker
                              Accounting Branch Chief